UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Differential Brands Group Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

25374L108

(CUSIP Number)

Peter Kim

c/o Hudson Clothing, LLC

1231 S. Gerhart Avenue

Commerce, CA 90022

323-890-1800

With a copy to:

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

310-712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 25374L108	Page 2 of 6 Pages

1.	Names of Reporting Persons. Peter Kim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,021,492(1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,021,492(1)
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,021,492(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%(2)
14.	Type of Reporting Person (See Instructions) IN

[1]	Consists of (i) 418,024 shares of Common Stock; plus (ii) 603,468 shares of Common Stock issuable upon conversion of the modified convertible note (the “Modified Convertible Note”) issued to Mr. Kim as described in Item 3 below, which is convertible at any time.
[2]	Based on the sum of (i) approximately 2,336,080 shares outstanding as of December 10, 2015, according to the Company’s definitive proxy/prospectus filed on December 10, 2015 (the “Proxy”) with the United States Securities and Exchange Commission (the “SEC”) after giving effect to the one-for-thirty reverse stock split contemplated by the Proxy and not taking into account the treatment of fractional shares described in the Proxy (the “Reverse Stock Split,”); plus (ii) 8,870,968 shares of Common Stock issued to the holders of RG Parent LLC as contemplated by the Issuer’s Current Report on Form 8-K (the “Closing 8-K”), as filed with the SEC on January 29, 2016, after giving effect to the Reverse Stock Split, plus (iii) 1,167,317 shares of Common Stock issued to the holders of the Issuer’s Convertible Notes as contemplated by the Closing 8-K, after giving effect to the Reverse Stock Split; plus (iv) 603,468 shares of Common Stock issuable upon conversion of the Modified Convertible Note, deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) of the Securities and Exchange Act of 1934 (the “Act”).

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CUSIP No. 25374L108	Page 3 of 6 Pages

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed to update the initial statement on Schedule 13D filed with the Securities and Exchange Commission on August 12, 2015 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, filed with the Securities and Exchange Commission on September 10, 2015 (the “First Amendment”), and is being filed on behalf of Mr. Kim with respect to the common stock, $0.10 par value (the “Common Stock”), of Differential Brands Group Inc. (formerly Joe’s Jeans Inc.), a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1231 South Gerhart Avenue, Commerce, California 90022.

Except as otherwise described herein, the information contained in the Original Schedule 13D, as amended by the First Amendment, remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Schedule 13D, as amended by the First Amendment.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This statement is filed on behalf of Mr. Kim, a United States citizen. Mr. Kim serves as the chief executive officer of the Issuer’s wholly owned subsidiary, Hudson Clothing, LLC, a California limited liability company. The principal business address of Mr. Kim is c/o Hudson Clothing, 1231 S. Gerhart Avenue, Commerce, CA 90022. During the last five years, Mr. Kim has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

In connection with the Stock Purchase Agreement, dated as of July 15, 2013 and amended as of September 30, 2013, by and among the Issuer, Hudson Clothing Holdings, Inc., Mr. Kim and such other parties set forth on the signature pages thereto, Mr. Kim was issued the Subordinated Convertible Note, dated as of September 30, 2013 (the “Subordinated Convertible Note”), in the principal amount of $14,225,317.30. As of January 28, 2016, immediately prior to the consummation of the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, RG Parent, LLC, and JJ Merger Sub LLC, and the Rollover Agreement (the “Rollover Agreement”), dated as of September 8, 2015, by and among the Issuer and the holders of the Issuer’s convertible notes (including Mr. Kim), the aggregate principal and accrued cash interest on the Subordinated Convertible Note was equal to $16,836,765.87. On January 28, 2016, the transactions contemplated by the Merger Agreement and the Rollover Agreement were consummated. Pursuant to the terms of the Rollover Agreement, at the Rollover Time, the Issuer (i) issued Mr. Kim 418,024 shares of Common Stock; (ii) paid Mr. Kim $3,753,238.83; and (iii) issued Mr. Kim a Modified Convertible Note with a principal amount equal to $8,418,382.94. The Issuer reimbursed $250,000 of the expenses related to the Rollover Agreement and related transactions of holders of the Issuer’s convertible notes (including Mr. Kim). Under the Modified Convertible Note, based on that aggregate principal amount, Mr. Kim will have the right to convert the entire principal amount of the Modified Convertible Note into shares of Common Stock, cash or a combination of cash and Common Stock, at the Issuer’s election, at any time at a conversion price of $13.95. Under the terms of the Modified Convertible Note, additional PIK Interest will continue to accrue on the Modified Convertible Note increasing the number of shares of Common Stock issuable upon conversion.

As of January 28, 2016, pursuant to the Employment Agreement, dated as of September 8, 2015, by and among the Issuer, Mr. Kim, Hudson Clothing Holdings, Inc., HC Acquisition Holdings, Inc., and Hudson Clothing, LLC, the Board of Directors of the Issuer also granted to Mr. Kim (i) restricted stock units in respect of 166,667 shares of Common Stock that will vest and become transferable in three equal, annual installments beginning on the first anniversary of January 28, 2016, subject to Mr. Kim’s continuous employment and (ii) performance share units in respect of 166,667 shares of the Common Stock that will be earned over a three-year performance period, in the case of (ii), subject to the Compensation Committee’s determination of the performance metrics (which will be consistent with metrics used for Issuer’s other operational divisions), in consultation with Mr. Kim as part of the normal budgeting process, applicable to the performance share units. One-third of the performance share units will be entitled to vest each year based on annual performance metrics to be established by the Compensation Committee of the Board of Directors of the Issuer. The restricted stock units and performance share units will be settled in cash, unless the Issuer is able to attain stockholder approval of a new equity incentive plan covering such awards.

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CUSIP No. 25374L108	Page 4 of 6 Pages

Item 4.	Purpose of Transaction

The last paragraph of Item 4 of the Original Schedule 13D as amended by the First Amendment is hereby deleted in its entirety and replaced with the following:

On January 28, 2016, the transactions contemplated by the Merger Agreement and the Rollover Agreement were consummated. Pursuant thereto, Mr. Kim received the payments and issuances described above in Item 3. Pursuant to his Employment Agreement, Mr. Kim will be entitled to participate in all regular long-term incentive programs maintained by the Issuer or Hudson Clothing on the same basis as similarly-situated employees of the Issuer and/or Hudson and, accordingly or as otherwise determined by the Issuer’s Board of Directors or Compensation Committee, Mr. Kim may receive additional securities of the Issuer in the future.

Other than as set forth above, whether Mr. Kim acquires any additional shares of Common Stock or other securities of the Issuer or disposes of any shares of Common Stock or other securities of the Issuer, and the amount and timing of any such transactions, will depend upon Mr. Kim’s continuing assessment of pertinent factors, including the Issuer’s businesses and prospects; the contractual provisions, limitations and other terms of his Employment Agreement and other agreements with the Issuer; general economic conditions and stock market conditions; and other plans and requirements of Mr. Kim.

Except as set forth in this Item 4, Mr. Kim has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended and restated in its entirety as follow:

(a, b) Mr. Kim beneficially owns (i) 418,024 shares of Common Stock; plus (ii) 603,468 shares of Common Stock issuable upon conversion of the Modified Convertible Note, which is convertible at any time. These 1,021,492 shares of Common Stock represent 7.9% of the total outstanding Common Stock, which is calculated based on the sum of (i) approximately 2,336,080 shares outstanding as of December 10, 2015, according to the Proxy, after giving effect to the Reverse Stock Split; plus (ii) 8,870,968 shares of Common Stock issued to the holders of RG Parent LLC as contemplated by the Closing 8-K, after giving effect to the Reverse Stock Split, plus (iii) 1,167,317 shares of Common Stock issued to the holders of the Issuer’s Convertible Notes as contemplated by the Closing 8-K, after giving effect to the Reverse Stock Split; plus (iv) 603,468 shares of Common Stock issuable upon conversion of the Modified Convertible Note, deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

In addition, as discussed in Item 3 above, Mr. Kim received a grant of (i) restricted stock units in respect of 166,667 shares of Common Stock that will vest and become transferable in three equal, annual installments beginning on the first anniversary of January 28, 2016, subject to Mr. Kim’s continuous employment and (ii) performance share units in respect of 166,667 shares of the Common Stock that will be earned over a three-year performance period.

(c) Except as described in Item 3, Item 4 and Item 6 below, Mr. Kim did not effect any transaction in shares of the Common Stock from December 3, 2015 to February 1, 2016.

(d) No person other than Mr. Kim is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any shares of Common Stock reported above in this Item 5.

(e) Not applicable.

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CUSIP No. 25374L108	Page 5 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change other than as set forth in Item 3 or Item 4 above. The Restricted Stock Award and Performance Shares will be documented by award agreements in accordance with the terms of the Employment Agreement.

Item 7.	Material to be Filed as Exhibits

There has been no change to the information disclosed in Item 7 of the First Amendment:

[signature pages follow]

13D

CUSIP No. 25374L108	Page 6 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	February 2, 2016

PETER KIM

/s/ Peter Kim
Peter Kim